MIDLANTIC OFFICE TRUST, INC.
11200 Rockville Pike, Suite 502
Rockville, Maryland 20852

August 11, 2005

VIA FAX NO. 202.772.9209 AND REGULAR MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Karen J. Garnett, Esq.
          Jeffrey S. Shady, Esq.

Re:	Midlantic Office Trust, Inc. Registration Statement No. 333-124933
Dear Ms. Garnett and Mr. Shady:
      Pursuant to Rule 461, promulgated under the Securities Act of 1933, as amended, on behalf of Midlantic Office Trust, Inc., I hereby request that the effective date of the Registration Statement on Form S-11 (No. 333-124933) be accelerated so that such Registration Statement, as then amended, will become effective on August 12, 2005 at 4:00 p.m. Eastern Daylight Time or as soon thereafter as practical.
     Furthermore, Midlantic Office Trust, Inc. acknowledges that:
*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
*	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      Please call me at 301-945-4300 extension 143 with any questions or comments.
Sincerely,

/s/ Sidney M. Bresler

Sidney M. Bresler
Chief Executive Officer